_______________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 _______________

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Date of 29 March 2005

                                BHP Billiton Plc

                           Registration number 3196209

                                 Neathouse Place

                                 London SW1V 1BH

                                 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


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Form 20-F         [ X ]                                Form 40-F     [   ]
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


--------------------------------------------------------------------------------
Yes               [    ]                                No           [ X ]
--------------------------------------------------------------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton

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                                                             [BHP BILLITON LOGO]

NEWS RELEASE


 RELEASE TIME       IMMEDIATE
 DATE               29 March 2005
 NUMBER             13/05


        BHP BILLITON DISPATCHES BIDDER'S STATEMENT FOR WMC RESOURCES LTD


BHP Billiton commenced mailing the Bidder's Statement, together with WMC Resources Ltd's Target's Statement, to WMC Resources Ltd's shareholders today. The key dates for the offer are as follows:

Date of Offer                             29 March 2005
Closing Date of Offer*                    7.30 pm (Melbourne time) on 6 May 2005

*This date is indicative only and may change as permitted by the Australian Corporations Act 2001 (Cth)

A copy of the Bidder's Statement as sent to WMC Resources Ltd's shareholders is attached.

BHP Billiton also advises that all filings required under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 have been made and all applicable waiting periods under that Act have expired. Accordingly, the condition set out in clause 5.1(c) of the Bidder's Statement has been fulfilled.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com




AUSTRALIA                                UNITED KINGDOM
Jane Belcher, Investor Relations         Mark Lidiard, Investor & Media
Tel: +61 3 9609 3952                        Relations
Mobile: +61 417 031 653                  Tel: +44 20 7802 4156
email: Jane.H.Belcher@bhpbilliton.com    email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations             Ariane Gentil, Media Relations
Tel: +61 3 9609 3815                     Tel: +44 20 7802 4177
Mobile: +61 419 152 780                  email: Ariane.Gentil@bhpbilliton.com
email: Tania.Price@bhpbilliton.com

UNITED STATES                            SOUTH AFRICA
Tel: +1 713 599 6100 or                  Michael Campbell, Investor & Media
+44 20 7802 4031                            Relations
email: Mark.Lidiard@bhpbilliton.com      Tel: +27 11 376 3360
                                         Mobile: +27 82 458 2587
                                         email: Michael.J.Campbell@
                                            bhpbilliton.com


                    BHP Billiton Limited ABN 49 004 028 077     BHP Billiton Plc
                        Registration number 3196209

               Registered in Australia         Registered in England and Wales
               Registered Office: 180 Lonsdale Street     Neathouse Place
               Melbourne Victoria 3000 Australia  London SW1V 1BH United Kingdom
               Tel +61 1300 55 4757 Fax +61 3 9609 3015   Tel +44 20 7802 4000
                 Fax  +44 20 7802 4111

          A member of the BHP Billiton group which is headquartered in Australia

FURTHER INFORMATION FOR U.S. HOLDERS

BHP Billiton has filed the Bidder's Statement with the U.S. Securities and Exchange Commission (SEC) under cover of Form CB. Investors and holders of WMC Resources securities are strongly advised to read the Bidder's Statement and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of WMC Resources securities may obtain free copies of the informational document (when available), as well as other relevant documents filed with the SEC, at the SEC's website at www.sec.gov. WMC Resources has issued a target's statement in connection with the offer which investors and holders of WMC Recourses securities are strongly advised to read.

This communication is for information purposes only. It shall not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of WMC Resources. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON PLC

/s/ Karen Wood
_____________________

Karen Wood
Title: Company Secretary
Date: 29  March 2005